
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Musaffa, Inc.

Legal status of Issuer:

>***Form:***
>
>Corporation
>
>***Jurisdiction of Incorporation/Organization:***
>
>Delaware
>
>***Date of Organization:***
>
>April 25, 2022

Physical Address of Issuer:

One World Trade Center, 285 Fulton St, New York, NY 10007

Website of Issuer:

https://musaffa.com/

Is there a co-issuer? _X__ yes __ no.

Name of the co-issuer:

Musaffa CFV LLC

Name of Intermediary through which the Offering will be Conducted:

Dealmaker

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven and a half percent (7.5%) of the amount raised in the offering to the Intermediary. Intermediary also receives a $15,000 upfront fee, and $2,000/month while the offering is open.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

10,000 Shares

Maximum Number of Securities to be Offered:

4,750,000 Shares

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.00

Maximum Offering Amount

$4,844,999.98

Early Bird Threshold

Not Applicable

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Deadline to reach the Target Offering Amount:

March 18, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Employee Count:

- Full-time employees: 21
- Part-time employees: 9

Current Contractor Count:

- Full-time contractors: 14
- Part-time contractors: 2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021) *
Total Assets	$237,779	$47,339
Cash & Cash Equivalents	$83,095	$1,094
Accounts Receivable	$2,109	$0
Short-term Debt	$35,693	$16,237
Long-term Debt	$35,224	$0
Revenues/Sales	$21,395	$495
Cost of Goods Sold	$88,337	$19,912
Taxes Paid	$0	$0
Net Income	-$291,932	-$80,477

* Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**MUSAFFA, INC.**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Dealmaker crowdfunding portal (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,844,999.98 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"), including the anticipated investor transaction fee (see below). The Minimum Individual Subscription Amount is $515.00 consisting of a 500 share purchase at $1.00, including an investor fee of 3% (See "Transaction Fee" below). The Maximum Individual Subscription Amount is $1,000,000 (for accredited investors) consisting of a 1,000,000 share purchase at $1.00 (i.e. an investment of this size would not incur a Transaction Fee because the investment amount exceeds $2,499.99). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 18, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**").

Investors participating in the Offering shall be subject to transaction fees (the "**Transaction Fee**") as follows:

1. For investments between $500 and $2499.99, a flat transaction fee of three percent (3%) shall apply.

2. For investments totaling $2500 or more, no transaction fee shall be charged for the whole amount.

The Company reserves the right to adjust these fees in its sole discretion. The Intermediary will receive a cash commission on this fee. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://invest.musaffa.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The DealMaker Transfer Agent, LLC will act as the transfer agent and registrar for the Securities.

Investment in the Co-Issuer

Investors will make their investments by investing in interests issued by Musaffa CFV LLC, a Wyoming limited liability company, which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the DealMaker platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed as of November 13, 2023, the filing of Form C. The SPV has conducted audits of its financials and prepared the audit report for the year 2023. The SPV is managed by Dilshod Jumaniyazov, appointed manager of SPV ("Manager") and is a co-issuer with the Company of the securities being offered in this offering (the "Co-Issuer"). The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the proxy is in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Operating Agreement of Musaffa CFV LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Dividends and/or Distributions

The Securities will entitle Investors to distributions and dividends pursuant to the Articles of Incorporation and the Bylaws of the Company, as applicable, if and when such distributions or dividends are paid in the discretion of the Company. The Company cannot guarantee that Investors will received distributions or dividends in respect of the investment.

Dissolution

If there is a **Dissolution Event** (as defined below), subject to the preferences applicable to any other series of stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

Voting and Control

The Securities have no voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the securities into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the closing of the Offering, because the amount of capital stock to be issued is based on the occurrence of future events including the consummation of the Offering.

Certain Definitions

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of seven and a half percent (7.5%) of the amount raised in the Offering to the Intermediary.

Fees

At the conclusion of the Offering, the Intermediary and its affiliates will have also received a one-time set up fee prior to launch of $15,000 and a $2,000/month account management and software fee during the Offering.

TRANSACTION PROCESSING

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for the Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the

5

problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate significant sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue the Securities to investors upon the completion of the Offering.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has significant competition from similar platforms, products, and services.

The Company provides a professional social networking platform, and as such, faces competition from other social media platforms and professional networking service providers. Further, social networks are a network good, and therefore attracting new users depends on the platform's existing user base. There can be no guarantee that the platform will acquire enough users to attract sufficient additional users to successfully establish the platform and compete with the Company's competitors.

The markets in which our services are sold are highly competitive. Our services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded platforms and services. Product quality, performance, value and packaging are also important differentiating factors.

Litigation

We make a significant effort to keep the company protected from various litigation and claims. As a company operating in a complex environment, we acknowledge that the Company is not immune to the risk of litigation, particularly in the course of its dealings with service providers and employees. However, to mitigate these risks, we have implemented robust contractual arrangements, working on building a comprehensive compliance program, and other dispute resolution processes. We are also investing in preventative measures such as training for our staff, establishing clear communication channels for addressing grievances, and fostering a culture of respect and transparency. Recently, we strengthened our commitment to legal risk management by hiring an in-house lawyer. This addition to our team is aimed at ensuring that our transactions and relationships are structured and managed in a manner that not only meets legal requirements, but also minimizes the potential for disputes. Nevertheless, while we are committed to minimizing the likelihood and potential impact of litigation, it is impossible to entirely negate this risk.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors be entitled to payments and even then, such payments will be limited to the amount of cash available to the Company.

Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or a liquidity event such as a sale of the Company or an initial public offering. If no liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services. The Securities have no voting rights or ability to direct the Company or its actions.

Any Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**THE BUSINESS**

Executive Summary

At Musaffa, we are a data-driven, mobile-first, Shariah-focused organization with a mission to develop proprietary technologies and platforms to deliver financial services and products to the underserved Muslim population globally. Currently, we offer services across 180 countries, providing financial education, global Shariah-compliant stock and ETF (Exchange-Traded Fund) screening, and investment research solutions through our web platform and apps under the brand name Musaffa.

Our primary focus is to provide an exceptional user experience to the underserved demographic by targeting the near-prime digitally savvy individuals in selected markets.

After securing additional funds, we plan to launch Shariah-compliant trading platforms across multiple countries, using a variety of strategies. We intend to utilize the funds raised primarily for operational costs, research and development, compliance measures, marketing expenses, and the hiring of new employees.

Company Description

Musaffa, incorporated in Delaware, United States, is a Shariah-compliant and data-driven financial technology (Fintech) company with a mission to promote financial inclusion for underserved Muslim populations globally, often overlooked by traditional financial institutions. Our goal is to create a technology-driven global Shariah-complaint trading platform, enabling Muslim investors to invest in Shariah-compliant global stocks & ETFs.

At Musaffa, we leverage artificial intelligence, big data, and mobile-first technology to develop proprietary technologies and platforms, ensuring an exceptional user experience for our customers.

Through our proprietary technology, Muslim investors will be able to seamlessly engage in the following activities within a unified platform adhering to Shariah principles:

- Easily learning Islamic financial principles and investment concepts
- Screening over 120,000 global stocks and 9,000 ETFs for Shariah compliance, and conducting fundamental research to identify profitable halal companies
- Investing in regional and US Shariah-compliant stocks and ETFs
- Linking current portfolios from other brokerages to the Musaffa platform to monitor Shariah compliance through a built-in notification system
- Purifying profits by donating the non-halal portion to charities

With the increasing demand for halal investment options and greater transparency among Muslim investors, Musaffa aims to expand its products globally.

Musaffa's all-in-one research and trading apps utilize proprietary data-screening solutions developed by dedicated financial analysts. These screening solutions combine Shariah principles and methodologies with in-depth financial analysis to ensure that the companies we cover meet Shariah compliance standards.

Currently, we offer our Halal stock & ETF (Exchange-traded fund) screening solution in over 180 countries, screening over 80,000 global stocks and 3,000 ETFs for Shariah compliance. Our screening applications have established a successful track record, becoming the most downloaded application in its category worldwide, with over 850,000 downloads and an impressive 4.6 rating.

Concurrently, we are developing a global proprietary Shariah-compliant trading platform, with plans to launch in six Gulf Cooperation Council (GCC) countries by Q4 2024: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.

Musaffa's infrastructure has evolved into a comprehensive solution through integrations with data provider partners such as Finnhub, Stockal, and Tradingview. Additionally, we have established global partnerships with fintech companies such as Stockal, Baraka Financial Limited, Hyssa Capital, Amal Invest, Raseed Invest, Amanah Advisors, and more partnerships currently in progress. These strategic alliances have empowered us to deliver a seamless, cost-effective, superior, and efficient user experience, providing fast screening and research tools within a secure digital environment. The validation of our platform's modularity, scalability, portability, and adaptability comes from these esteemed global fintech firms.

In order to achieve successful growth in our user and customer base, it is crucial to offer Islamic financial education alongside our financial products. This is the core motivation behind the establishment of Musaffa Academy, which is committed to empowering Muslim investors through financial education initiatives.

Our journey, marked by strong strategic alliances with industry leaders, reflects our dedication to revolutionizing Shariah-compliant fintech. These partnerships enable us to provide top-tier Islamic financial solutions and lay the foundation for a promising future.

Musaffa's Achievements

Since its inception, Musaffa has achieved significant milestones in the Islamic Finance community:

- 850,000+ Mobile App Downloads with a remarkable 4.6 App Rating
- 385,000+ Active Registered Users on the platform across 180 countries
- 600+ New Daily Active Registered Users
- 225,000+ Social Media Followers
- $0.46 Average User Acquisition Cost
- 6+ B2B Partnerships

Market Landscape

- According to the Pew Research Center:
  - Muslims will grow more than twice as fast as the overall world population between 2015 and 2060 and, in the second half of this century, will likely surpass Christians as the world's largest religious group.
  - While the world's population is projected to grow 32% in the coming decades, the number of Muslims is expected to increase by 70% – from 1.8 billion in 2015 to nearly 3 billion in 2060.

- According to a report released by Boston Consulting Group (BCG) and QED Investors:
  - Global financial technology revenues are projected to grow sixfold from $245 billion to $1.5 trillion by 2030.

- According to the British multinational bank Standard Chartered:
  - The global Islamic finance industry currently boasts assets of around $2.2 trillion.
  - Experts anticipate this figure expanding to $4.94 trillion by 2025, primarily due to increased investments in Islamic exchange-traded fund (ETF) products.

- According to the Global Islamic Fintech Report by the Qatar Financial Center:
  - In 2021, the Islamic Fintech market in OIC (Organization of Islamic Cooperation) countries, comprising 57 member states with 48 being Muslim majority, was valued at $79 billion, representing only 0.83% of the global Fintech market size measured by transaction volumes.
  - The Islamic Fintech market is projected to grow at a 17.9% CAGR (Compound Annual Growth Rate), reaching $179 billion by 2026, surpassing the global Fintech CAGR of 13.5%.
  - The top 6 OIC Fintech markets for Islamic Fintech transaction volume include Saudi Arabia, Iran, Malaysia, the UAE, Turkey, and Indonesia. These markets collectively make up 81% of the OIC Islamic Fintech market, emphasizing two prominent regional hubs within OIC countries for Islamic Fintech.

Many Muslims live in countries with low GDP per capita, like India, Indonesia, Pakistan, Bangladesh, and others. In these regions, traditional financial products are the norm for investments, with limited access to Shariah-compliant options. Musaffa seeks to change this by offering retail Muslim investors access to Shariah-compliant financial products, allowing them to start investing with as little as $100, including the option to invest in fractional shares. This approach lowers barriers and promotes increased Muslim participation in financial markets, thereby contributing to an improvement in their living standards.

Regional opportunities for Musaffa:

North America:

- 5+ Million Muslims
- Regulatory infrastructure
- High GDP per capita
- Educated population
- High digital penetration

Europe:

- 50+ Million Muslims
- Regulatory Infrastructure
- High GDP per capita
- Educated population
- High digital penetration

MENA (Middle East and North Africa):

- 300+ Million Muslims
- Relatively high GDP per capita (in some countries)
- Leader in Islamic Banking Assets
- Accepting innovative products
- Need for individual and institutional Islamic Asset Management products

Asia:

- 800+ million Muslims
- Large middle-class population
- Developed financial infrastructure in many areas
- Educated and religious
- Need for individual and institutional Islamic Asset Management products

Global Outlook

Building on the success of Musaffa's stock & ETF screening solution, we plan to gradually introduce our Shariah-complaint investment and trading platform in these key markets:

Middle East: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates, Turkey.
North Africa: Egypt, Morocco, Tunisia, Algeria
Central Asia: Uzbekistan, Kazakstan
Southeast Asia: Malaysia, Indonesia, Singapore
South Asia: India, Pakistan, Bangladesh

These regions have high smartphone penetration, strong fintech adoption, and a large underserved population. Our entry strategy into these regions involves efficient collaboration with established Islamic institutions, advisors, brokerages, insurance providers, and financial institutions through a B2B (business-to-business) approach. Our core model focuses on intellectual property (IP) development, long-term sustainability, and localized execution, all supported by our strong consumer-facing brand.

Our digital platform will enable users to register and invest in both regional and US stocks within a single application. We are committed to maintaining the purity and integrity of our platform. Our esteemed Shariah board members carefully oversee every feature to ensure alignment with Islamic principles. We strictly adhere to the highest standards set by the Accounting and Auditing Organization for Islamic Financial Institutions (AAOFI) and Amanah Advisors, providing authentic Shariah-compliant services.

The rise of digital trading platforms has made investing accessible to more people, thanks to no-minimum investment accounts and zero-commission trading. Fractional share trading, introduced during the pandemic COVID-19, has also boosted trading activity among retail investors.

Despite these advancements, the absence of fully Shariah-compliant trading platforms for Muslim investors persists. Musaffa aims to fill this gap by providing a dedicated Shariah-compliant trading platform.

Product Offering

Musaffa platform offers a comprehensive, end-to-end Shariah-compliant investment platform, enabling Muslim investors to align their investments with their values fully.

This comprehensive offering includes:

- **Musaffa Academy:** Providing Islamic Finance education to enhance knowledge of halal investments.
- **Halal Stocks & ETF Screener:** Enabling Screening over 120,000 stocks and 9,000 ETFs globally for Shariah compliance projected by Q4 2024. Currently, customers can enjoy screening over 80,000 stocks and 3,000 ETFs globally.
- **Investment Research:** Conducting fundamental investment research of halal stocks and ETFs to identify high-return investments.
- **Investment Checklist:** Evaluating potential investments based on factors such as expected returns, risks, dividend yields, and more.
- **Trading:** Investing only in halal stocks and ETFs globally (coming soon).
- **Seamless Portfolio Monitoring:** Effortlessly sync investments from existing brokerages to Musaffa platform and conveniently monitor their Shariah-compliance in real-time:
  - **Currently Supported Brokerages:** Alpaca, Bux, CommSec, Degiro, E-Trade, Fidelity, Robinhood, Schwab, Stake Australia, Stake UK, TD Ameritrade, Upstox, Vanguard, Wealthsimple Trade, Webull US, Zerodha
  - **Upcoming Integrations:** 5Paisa, Angel One, Dhan, Fisdom, Groww, IIFL, Motilal Oswal, Trustline
- **Customized Portfolios:** Building customized halal portfolios of stocks and ETFs tailored to investor risk preferences (coming soon).
- **Proprietary Shariah-compliant ETFs:** Launching Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions.
- **Smart Notifications:** Receiving real-time alerts for changes in the Shariah-compliance of investments.
- **Purification:** Purifying the non-halal portion of profits through donations to charities.
- **Zakat Platform:** Accurately calculating the required Zakat amount and facilitating the online donation of that amount to charities (coming soon).

These features work together to create fully managed Shariah-compliant investment journey, empowering Muslim investors through accessibility, education, and trust.

Product Roadmap

Q4, 2024:

Halal Trading Platform:
- Integrating up to 50 brokerages into the Musaffa platform, enabling users to monitor their investments for Shariah compliance and execute trades directly via the Musaffa app.
- Launching the proprietary halal trading platform in 6 GCC countries: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates
- Offering a wide selection of regional and international Stocks & ETFs

Q1, 2025:

Customized Portfolios:
- Creating customized halal portfolios with Shariah-compliant stocks & ETFs using artificial intelligence
- Choosing from pre-designed portfolios with various strategies
- Constructing own portfolios for Musaffa to manage

Q3, 2025:

Global Halal Trading Platform:
- Expanding the proprietary trading solution to over 50 countries
- Providing access to trade regional and international stocks & ETFs within those markets
- Launching Shariah-compliant ETFs that offer investors the opportunity to invest across various themes, strategies, sectors, countries, and regions

Q4, 2025:

Digital Wallet:
- Developing a non-bank mobile-first platform to create a digital wallet with an IBAN (International Bank Account Number) for easy fund disbursement.
- Enabling individuals without existing loans or accounts to obtain a loan, open an account, and receive a debit card in under 20 minutes.

Q2, 2026:

Offline and Online Shariah-compliant BNPL (Buy now, Pay later):
- Implementing a BNPL infrastructure consisting of two parts, one for merchants and the other for consumers.
- Providing merchants with an exclusive user interface to sign up for the BNPL offering and customize their schemes.
- Enabling customers to secure loans for consumption purposes with specific merchant partners.

Competitors

Musaffa is one of the few Shariah-compliant corporations registered in the US, with a global presence spanning 180 countries. With the Islamic Fintech sector in its early stages, there is a notable absence of specialized players catering to the extensive global Muslim population by providing a comprehensive halal trading solution. Musaffa aims to fill this gap with its unique offering of Shariah-compliant trading apps**.**

To meet the growing demand worldwide for an accurate and data-driven Shariah screening solution, Musaffa launched a global Shariah-compliant stock and ETF screening platform. This initiative is part of our broader vision to offer a full range of investment solutions, including a trading platform, diverse portfolio options, and customized portfolio management services.

Direct Competitor

Our primary competitor in the Islamic Fintech sector is Wahed, serving over 300,000 global customers and managing $456M+ million of assets under management (AUM). They offer a very limited selection of ETFs (HLAL and UMMA) and mainly serve customers in the UK and Malaysia.

Two significant factors play to our advantage when competing with Wahed:

1. Wahed doesn't allow users to actively manage their investments, such as investing in individual stocks and a variety of ETFs. Instead, they direct users to invest in two pre-designed Shariah-compliant ETFs, HLAL and UMMA, with Wahed managing their portfolios. However, our user surveys and feedback consistently indicate a demand for Islamic Finance education and the ability to independently invest in a broader range of individual stocks and ETFs. Musaffa is in the process of building an all-in-one solution to meet this demand.
2. Wahed has shifted its focus away from the B2C (business-to-customer) market by launching Wahed Ventures, which assists startups in raising funds. This significant shift opens a substantial opportunity for Musaffa in the B2C market on a global scale.

Considering the models outlined in the roadmap, Musaffa faces the following competition:

Other Direct Competitors:

- **In the screening space:** Zoya, Ideal Ratings, Islamically, Finispia, and Muslimxchange.
- **In the investment solutions space:** Baraka Financial Limited, Amal Invest, Raseed Invest, Aghaz Investments, Wealthsimple, Kestrl, Amal Invest, and others.

Indirect Competitors:

Musaffa's primary challenge arises from other conventional trading applications available globally and regionally. These platforms do not focus on Shariah compliance but have a significant share of investors due to their global presence and network. Prominent examples include Robinhood, eToro, TD Ameritrade, Zerodha, Interactive Brokers, and more.

To compete with these platforms and attract the Muslim audience, Musaffa primarily focuses on Islamic Finance education, as demonstrated by Musaffa Academy, while offering Shariah-compliant screening and trading services.

Customer Base

Presently, we offer screening data services to our customers and bill them through an annual subscription fee:
- **B2B customers:** We have paying B2B customers from Turkey and the United Arab Emirates. They are each paying, on average, $6000 per year.
- **B2C customers:** We have over 2,000 paying B2C customers, generating an estimated annual revenue of over $100,000, with an average annual subscription fee of $50. More importantly, by the end of the year 2024, we anticipate exponential growth in both the number of paying users and revenue.

Key Market Differentiators

1. Comprehensive Stock and ETF Screening: Our proprietary financial analysis software will allow us to screens over 120,000+ stocks and 9,000+ ETFs globally for Shariah compliance. Currently, our users can enjoy screening of over 80,000+ stocks and 3,000+ ETFs globally. To the best of our knowledge, our screening solution is the most advanced and accurate in its category on a global scale.

- **B2C Success:** Within two years, the Musaffa app achieved the number 1 global rank in its category with over 850,000 downloads from over 180 countries and a 4.6 rating.

- **B2B Partnerships:** Since the past year, we've established multiple B2B collaborations and continued to offer stock and ETF screening solutions as a paid data service. Initially, we charged our B2B partners around $3,000 per year for our data services, but as the quality of our data significantly improved, we raised the price up to $14,000 per year.

    Some noteworthy B2B Partners include:

    - Baraka Financial Limited (Dubai, United Arab Emirates)
    - Hyssa Capital (Istanbul, Turkey)
    - Amal Invest (Abu Dhabi, United Arab Emirates)
    - Spike Invest (Delaware, USA)
    - And more.

    Ongoing Agreements: We are currently engaged in discussions with various B2B prospects regarding potential agreements.

2. Proprietary Shariah-Compliant ETF Screening System: Musaffa has pioneered and developed a proprietary Shariah-compliant ETF screening system through extensive collaboration with Shariah boards. Upon securing approval for our unique screening methodology, we granted access to a broad selection of globally listed Shariah-compliant ETFs for both B2B and B2C customers. Remarkably, we've uncovered over 50 Shariah-compliant ETFs among US ETFs, introducing disruption to the Islamic Finance sector.

3. Shariah-Compliant Investment Platform with Compliance Notifications: Musaffa is developing an end-to-end investment platform that should set us apart in the coming years. As a data-driven company, we value user feedback, and based on in-app analytics data, over 42% of our users expressed a need for a trading platform.

Our platform stands out due to its strong focus on real-time compliance notifications, including:

- Short-selling restrictions
- Day trading restrictions
- Portfolio holding compliance changes
- Watchlist compliance changes

We have successfully integrated more than fifteen brokerages into Musaffa, allowing users to sync and monitor their portfolios from other brokerages while ensuring Shariah compliance. Additionally, we have initiated the development of Musaffa's proprietary built-in trading platform. To facilitate this endeavor, we will recruit technology experts and establish a dedicated customer support team to ensure a seamless and successful launch.

Furthermore, we are in discussions with a brokerage firm to gain the necessary technological access required to launch the Shariah-compliant trading platform in 150 countries. Concurrently, we are actively pursuing licenses in Malaysia and the UAE. Our data-driven approach enables us to prioritize launching the trading platform where demand is highest, ensuring the best return on investment.

4. Future Unique Selling Propositions (USPs):

- **Musaffa Proprietary ETFs:** Leveraging our data ownership, we plan to develop a range of Shariah-compliant ETFs tailored to specific countries, sectors, industries, and more.
- **Customized Solutions:** We plan to offer tailored Shariah-compliant portfolios for investors based on their individual preferences, time horizons, risk tolerance, and other factors.

Growth Strategies

Musaffa's strength lies in its ability to operate globally and easily scalable technology infrastructure. The firm's software infrastructure tirelessly connects the platform to its chosen securities, brokers, and custodians globally. This seamless connection allows Musaffa to expand into any part of the world quickly and efficiently.

Organic Growth:

Musaffa intends to increase revenue primarily by pursuing organic growth, which is achieved through the optimization of processes, reallocation of resources, and the introduction of new features. The strategies for organic growth include:

1. **Word of Mouth:** Musaffa has been and plans to expand through this organic growth strategy, supported by 24/7 customer support and a feedback system, which fosters stronger customer-brand relationships.
2. **Referrals:** This is an effective method for Musaffa to acquire new customers. Our referral programs incentivize customers to recommend Musaffa to their friends, family, and network. In return, these customers receive various benefits, including multiple discounts, access to premium features, and third-party rewards.
3. **Strong Social Media Presence:** Musaffa has dedicated significant resources to this source of organic growth. We've established knowledge-based pages on various social media platforms to promote Islamic Finance Education and our brand simultaneously. This content strategy generates shareable material, enhancing our global outreach to diverse audiences.

Acquired Growth:

Musaffa has a well-organized approach to growing its customer base by targeting new audiences through multiple channels. These audiences are already familiar with Musaffa's brand and are in the consideration stage of their journey.

1. **Channel Partnerships:** We collaborate with institutions, influencers, and companies in related industries to introduce Musaffa to their audiences. Recently, we partnered with the French professional footballer Nabil Fekir, FIFA World Cup Champion 2018, who became our brand ambassador. With over 1 million followers on Instagram alone, his endorsement significantly boosts our visibility and credibility. The channel partnership strategy not only expands our reach to new audiences in regions where we have limited or no presence but also enhances the brand's image by leveraging the credibility of our existing partners in

those areas. Moreover, this marketing approach is budgeted quarterly to ensure its effectiveness and sustainability.
2. **Customer Incentives:** To acquire new audiences or encourage our current audience to access premium features, Musaffa creates a range of incentive programs to attract end-users. These programs include promotional offers, free trials, third-party incentives, and more.
3. **Ad Campaigns:** Ad campaigns are an integral part of Musaffa's acquired growth strategy. We expand our customer base in various regions through Social & Display Ads and Search Engine Marketing (SEM). The synergy of our robust social media presence combined with these ad campaigns has enabled Musaffa to grow its audience to over 385,000 individuals across our platform, mobile apps, and social media pages.

Global Business Model & Revenue Streams

Our mission is to democratize access to high-quality financial tools for Islamic investors on a global scale. At Musaffa, we are committed to providing affordable access to Islamic investments, ensuring that Muslim investors do not face any unnecessary financial burden.

The company generates revenue through three primary sources:

1. **Subscriptions:** We are preparing to introduce trading services to retail customers, a privilege traditionally reserved for wealthier investors who engage with brokerages charging substantial annual management fees, often exceeding 0.50% of their assets under management (AUM). Musaffa, using its proprietary screening technology, plans to offer these services to retail clients globally at a significantly reduced cost. Customers are billed on a monthly on an annual basis for an all-inclusive subscription plan, granting them access to:

   - **Comprehensive Stock and ETF Screening:** Access an advanced solution for screening and researching stocks and ETFs globally.
   - **Portfolio Integration:** Seamlessly integrate existing portfolios from a variety of brokerages into the Musaffa platform.
   - **Shariah Compliance Monitoring:** Receive real-time alerts and notifications to ensure portfolios and watchlisted stocks and ETFs comply with Shariah principles.
   - **Trading Platform:** Opening accounts directly within the Musaffa platform and seamlessly conduct screening, research, and investment activities in stocks and ETFs without ever leaving the application.
   - **Purification Amount Calculation:** Utilize real-time calculations to determine the non-halal portion of profits within portfolios, enabling users to allocate these funds to charitable donations

     Billing Structure: For providing the above services, the current billing structure varies depending on the region of access:
     - **Monthly subscription fee:** $5-$10 per month, totaling $60-$120 annually.
     - **Annual subscription:** Discounted substantially, costing $30-$90 upfront. This allows Musaffa to receive payment upfront and reinvest the proceeds internally to potentially achieve a higher return on investment.

2. **B2B Data Solutions:** Musaffa also generates revenue by licensing its Shariah-compliant screening solution to other companies in the Islamic finance industry. This strategy allows Musaffa to establish a strong presence and credibility in various global regions. The licensing fee structure comprises three tiers: Starter - $550/month, Pro - $900/month, and Premium - $1,400/month.

3. **Brokerage Partnerships:** The Musaffa Brokerage Partnership model extends the data license solution, positioning Musaffa as a technology partner that connects with its existing partnerships. This arrangement enables Musaffa to offer its customers trading services for regional equities. Revenue is divided in an 80/20 split between Musaffa and the licensed brokerage partners.

As mentioned above, we plan to introduce an annual fee ranging from $30 to $90 for customers utilizing the all-in-one trading platform. Our projections indicate that by Q2, 2025, we anticipate having over 100,000 paying customers globally, thereby generating approximately $6,000,000 in annual recurring revenue. Looking ahead to the end of 2025, our estimate is to have 200,000 paying customers globally, resulting in approximately $12,000,000 in annual recurring revenue.

Intellectual Property

The Company has not registered any intellectual property including trademarks, copyrights, or patents.

1. **Trademarks:** because trademark rights in the US arise from the **use** of a trademark in commerce and not registration, no registration is necessary for a trademark to be valid and protectable in the US. To avoid future issues in the jurisdictions where the trademark protection starts from the date of registration, we plan registration of the word "Musaffa" and Musaffa logo in the USPTO and the agencies in other jurisdictions.
2. **Copyrights:** Musaffa also compiled a great volume of educational articles and blog posts on its platform under Musaffa Academy. Registration of a copyright, including such articles and blog posts, with the US Copyright Office is not required to secure a copyright, although registration provides additional benefits. Musaffa does not intend to register these articles with the US Copyright Office currently.
3. **Patents:** Musaffa has not engaged an attorney to assess if it can file an application for the protection of any patents. This can be reassessed with access to more funding.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7.5%	$750.00	7.5%	$356,250.00
Operations	30%	$3,000.00	18%	$855,000.00
Product & Software Development	35%	$3,500.00	30%	$1,425,000.00
Business Development, Marketing, & Sales	15%	$1,500.00	18.5%	$878,750.00
Licensing & Compliance	12.5%	$1,250.00	10%	$475,000.00
Key Strategic Hires	0%	$0.00	16%	$760,000.00
Total	**100%**	**$10,000.00**	**100%**	**$4,750,000.00**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

Use of Proceeds – Description

Operations	Operational expenses encompass the day-to-day administrative costs, including management salaries, rent, overheads, and human resources (HR) services. Additionally, these expenses cover the compensation for equity research analysts who screen thousands of stocks and ETFs globally for Shariah compliance and conduct fundamental research analysis of companies to enhance investment returns.
Product & Software Development	Product and software development expenses mainly consist of salaries for roles such as product managers, engineering managers, software architects, software developers, user experience/user interface designers, quality assurance engineers, business analysts, and testers. These costs also encompass expenditures for third-party integrations, internal proprietary financial software, cloud architecture, and server infrastructure.
Business Development, Marketing, & Sales	Business development and marketing expenses cover advertising spending, Search Engine Marketing (SEM) costs, influencer collaborations, and brand awareness efforts. Marketing expenses include salaries for roles like brand managers, marketing managers, content marketers, visual designers, public relations specialists, SEO experts, and digital marketing specialists. These costs also encompass money spent on advertising and marketing via social media platforms and fees paid to influencers. Sales expenses mainly involve salaries and commissions paid to our sales team.
Licensing & Compliance	Licensing and compliance expenses encompass the fees for regulatory licenses in organizations such as SEC, DFSA, LFSA, and FCA. They also cover the costs associated with establishing entities and compliance teams responsible for meeting legal requirements in various regions.
Key Strategic Hires	Key strategic hires primarily consist of C-level executives, including roles such as Chief Financial Officer (CFO), Chief Accounting Officer (CAO), Chief Compliance Officer (CCO), Chief Marketing Officer (CMO), and Chief Risk Officer (CRO)

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dilshod Jumaniyazov		• Setting vision, values, and corporate culture	Master of Business Administration (MBA)

	Chief Executive Officer and Director	- Setting and executing organizational strategy - Building the senior leadership team - Making capital allocation decisions - Communicating effectively with all stakeholders	
Akram Ahmed Jagirdar	Chief Operating Officer and Director	- Overseeing operations of the company and the work of executives - Designing and implementing business operations - Establishing policies that promote company culture and vision	Master's degree in finance
Rashid Turaev	Chief Technology Officer	- Develop technical aspects of the company's strategy to ensure alignment with its business goals - Discover and implement new technologies that yield a competitive advantage - Help departments use technology profitably	Bachelor's degree in Engineering and Technology
Rinat Ziyodillaev	Chief Legal Officer & General Counsel (outsourced)	- Develop and implement legal strategies aligned with organizational goals - Identify and mitigate legal risks associated with business activities - Ensure compliance with relevant laws, regulations, and industry standards - Oversee contract negotiation and review to minimize legal risks and ensure compliance	Multiple Master's Degrees in Law

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 33,920,634 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). Shares outstanding include shares of vested restricted stock. At the closing of this Offering, assuming only the Target Offering Amount is sold, 33,930,634 shares of Common Stock will be issued and outstanding.

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 10,556,166 are reserved, par value $0.0001 per share (the "**Common Stock**"). Shares reserved include shares of unvested restricted stock, shares reserved under the Investment Agreement, and shares under the ESOP plan.

Stock Split

On February 28, 2024, Company have decided to declare a 6 for 1 stock split of the Company's all authorized shares, including issued and outstanding Common Stock and those shares reserved for the Company's 2022 Stock Option Plan, in which every one (1) authorized, including issued and outstanding, and reserved under the 2022 Stock Option Plan shares of the Company's Common Stock is split and converted into six (6) shares of the Company's Common Stock (the "Forward Split"). As the result of the Forward Split, Company authorized a total of 60,000,000 shares of the Company's common stock of which there are 25,920,000 shares of Class A Common Stock (the "Class A Common Stock"), 34,080,000 shares of Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	24,660,000
Amount Reserved under ESOP plan	1,260,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A is voting; Class B is non-voting
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	58.28%

Type	Class B Common Stock
Amount Outstanding	9,260,634
Amount Reserved under the Investment Agreement	1,596,000
Amount Reserved under RSA	3,701,250
Amount Reserved under the ESOP Plan	3,998,916
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	41.72%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov	24,660,000 of Class A Shares (Voting Shares)*	100%

* Does not include 1,260,000 Class A Shares (Voting Shares), which are under the vesting schedule and are part of the ESOP plan.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 10, 2024, the Company had an aggregate of $547,853.61 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Going Concern

In 2022, the Company entered into an investment agreement with one investor for a committed capital amount of $1,005,480, broken into three payments, out of which the final payment will be received after achieving the last milestone event. As of February 29, 2024, the Company received $593,104 of capital from the investor. The remaining $412,376 is expected to be received from the investor within 6 months once milestones are achieved.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than funds remaining from the sale of certain Convertible Notes, the Company currently has a de minimis amount of outside revenue from the sale of goods and services, and no other sources of capital other than the proceeds from the Offering.

Issuer Liability/Debt

The Company recognizes the substantial contributions made by one employee and three contractors, all based in the United States, who played crucial roles in its early growth. On average, each individual worked over 10 months. In recognition of their services, the Company has pledged a total aggregate amount of $210,630. A partial payment of $25,000 has already been disbursed, with the remaining balance of $185,630 to be settled over a period of three years.

Additionally, the Company entered into a settlement agreement with the marketing services provider, who acted as interim Chief Marketing Officer located out of Canada, for the $350,000 in total amount. A partial payment of $30,000 has already been made, with the remaining balance of $320,000 scheduled to be paid over the subsequent four years.

These expenses are considered one-time and are not expected to recur annually. However, if they were to do so, they would be treated as part of regular operational expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has arbitrarily ascribed a pre-Offering valuation to the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock Purchase	$150,716	37,679 Class B shares	Operations, product development, and marketing	February 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$25,000	6,250 Class B shares	Operations, product development, and marketing	February 16, 2024	506(b)
Common Stock Purchase	$50,000	12,500 Class B shares	Operations, product development, and marketing	December 1, 2023	506(b)
Common Stock Purchase	$25,000	6,250 Class B shares	Operations, product development, and marketing	November 30, 2023	506(b)
Common Stock Purchase	$30,016	7,504 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$500,000	125,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	Converted to 6,250 of Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	Converted to 6,250 of Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	Converted to 13,238 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	Converted to 2,008 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	Converted to 2,008 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)

Common Stock Conversion from Promissory Note	$50,400	Converted to 20,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$25,000	6,250 Class B shares	Operations, product development, and marketing	November 16, 2023	506(b)
Common Stock Purchase	$25,000	6,250 Class B shares	Operations, product development, and marketing	November 14, 2023	506(b)
Common Stock Purchase	$500,000	125,000 Class B Shares	Operations, product development, and marketing	November 11, 2023	506(b)
Common Stock Purchase	$335,160	133,000 Class B Shares	Operations, product development, and marketing	December 24, 2022	506(b)
Common Stock Purchase	$200,000	132,377 Class B Shares	Operations, product development, and marketing	June 30, 2022	506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED

STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at clockoutapp.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

Dilshod Jumaniyazov

6CBAF180193841F...

(Signature)

Dilshod Jumaniyazov

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Dilshod Jumaniyazov

—6CBAF180193841F...

(Signature)

Dilshod Jumaniyazov

(Name)

Chief Executive Officer

(Title)

3/19/2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

See attached financial statements.

MUSAFFA CFV LLC

(a Wyoming LLC)

Audited Financial Statements

As of the year ended December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Musaffa CFV LLC

Table of Contents





Alice CPA

Independent Auditor's Report

February 23, 2024
To: Board of Directors of Musaffa CFV LLC
Attn: Dilshod Jumaniyaz, CEO
Re: 2023 Financial Statement Audit – Musaffa CFV LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Musaffa CFV LLC, which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa CFV LLC as of the date of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BasisforOpinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa CFV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis or our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa CFV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 23, 2024



MUSAFFA CFV LLC
BALANCE SHEET
As of December 31, 2023
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	-
Related Party Payable		3,850
Total Current Liabilities		3,850
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total Liabilities		3,850
Member's equity		
Member's capital		-
Retained earnings		(3,850)
Total Member's Equity		(3,850)
Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		-
Professional services		3,850
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)		$ (3,850)

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023
(Audited)

	Member's Capital	Retained Earnings	Total Member's Equity
Balance as of November 13, 2023 (Inception)	$ -	$ -	$ -
Net loss	-	(3,850)	-
Balance as of December 31, 2023	$ -	$ (3,850)	$ (3,850)

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

Cash Flows from Operating Activities

	$
Net Income (Loss)	(3,850)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Accounts payable	-
Related Party Payable	3,850
Net cash provided by (used in) operating activities	-
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Musaffa CFV LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated November 13, 2023. The Company was formed on November 13, 2023 with the intent to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Since its inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2023, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7). If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company had no cash on hand and has not yet created a bank account.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2023, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2023, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The company evaluated the effect that the updated standard will have on the financial statements and related disclosures, noting no impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

The Company has not issued units to any members as of December 31, 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,849,284 in Member units. The Company is planning to raise a minimum amount of $10,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Dealmaker (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through February 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

See attached Subscription Agreement.

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Musaffa CFV LLC
        c/o Musaffa, Inc.

        One World Trade Center,
        285 Fulton St, Suite 8500,
        New York, NY 10007, United States

Ladies and Gentlemen:

1.   Subscription.

        (a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase units of limited liability company membership interests (the "**Securities**") of Musaffa CFV LLC, a Wyoming limited liability company (the "**Company**"), at a per-Security purchase price of $1.00 (plus a 3% Transaction Fee unless waived, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Musaffa, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Class B (non-voting) Common Stock issued by the Crowdfunding Issuer (the "**Class B Common Stock**") on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC, a copy of the Subscription Agreement between the Company and Crowdfunding Issuer, and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

        (c)   Subscriber understands that the Crowdfunding Issuer's Chief Executive Officer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

        (d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

        (e)   The aggregate value of Securities sold shall not exceed $4,844,999.98 (the "**Oversubscription Offering**"). The Company may accept subscriptions until March 18, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,000 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(g)   Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing Date. If Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, Investor may not terminate this Subscription Agreement.

2.   <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   <u>Purchase Procedure</u>.

(a)   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   <u>Transaction Fee</u>. Subscribers will be responsible for a transaction fee of 3% of the investment amount on each transaction for any investment lower than $2,499.99 by a single investor (rounded up, where applicable, to the nearest cent) (the "**Transaction Fee**"). The entire Transaction Fee shall be waived automatically for the whole investment amount if the undersigned invests $2,500.00 or more in total. The Transaction Fee is included in the cost basis of the subscribed Securities. The Transaction Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.   <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding

Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheets of the Crowdfunding Issuer as of December 31, 2022, and 2021 and the related statements of income and cash flows for the two-year period ending on December 31, 2022 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, complete copies of the Company's annual financials ending on December 31, 2023, consisting of an audited balance sheet and the related statements of income and cash flows covering the period from Company's formation to the date of the financial statement (the "**SPV Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. TaxDrop LLC and Alice.CPA LLC, independent accounting firms operating within the rules and regulations adopted by the SEC, audited the Financial Statements and SPV Financial Statements respectively. The Financial Statements and the SPV Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and, subject to the terms of the Operating Agreement, provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Transaction Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including the Transaction Fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer or has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided with Subscriber's subscription.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the expiration or termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but

not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

        (a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto. For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Amended and Restated Bylaws and Company's Operating Agreement have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer and the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer and the Company of the proposed disposition; (B) furnished the Crowdfunding Issuer and the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer and the Company, furnished the Crowdfunding Issuer and the Company with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer and the Company that such disposition will not require registration under the Securities Act.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to

assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   **Dispute Resolution; Arbitration**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 10.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

> If to the Company, to:
>
> Musaffa CFV LLC
> c/o Musaffa, Inc.
>
> One World Trade Center,
> 285 Fulton St, Suite 8500,

New York, NY 10007, United States

If to the Crowdfunding Issuer, to:

Musaffa, Inc.

One World Trade Center,
285 Fulton St, Suite 8500,
New York, NY 10007, United States

If to a Subscriber, to Subscriber's address provided with Subscriber's subscription or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Compliance With Anti-Money Laundering Laws.

(a)   Subscriber represents and warrants that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

(b)   Subscriber acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the Company, Manager, or Crowdfunding Issuer from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

(c)   Subscriber acknowledges that the Company prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by Subscriber in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) –(iv) are collectively referred to as "**Prohibited Persons**"). Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

(d)   To the extent Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, Subscriber reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable regulations.

(e)   Subscriber acknowledges and agrees that the Company, the Manager, or the Intermediary may "freeze the account" of Subscriber, including, but not limited to, by suspending distributions from the Company to which Subscriber would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

(f)   Subscriber acknowledges and agrees that the Company and/or the Crowdfunding Issuer, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the Company or Crowdfunding Issuer or their agents reasonably determine to be suspicious, or is otherwise required by law. Subscriber acknowledges that the Company, and Crowdfunding Issuer are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any SARs.

(g)   Subscriber agrees that, upon the request of the Company, or Crowdfunding Issuer, it will provide such information as the Company, or Crowdfunding Issuer requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about Subscriber.

13.   Confidentiality.

(a)   Subscriber agrees that documents associated with this offering and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the Company and/or Crowdfunding Issuer and all other documents and information concerning the affairs of the Company and/or Crowdfunding Issuer, any investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the Company (collectively, the "**Confidential Information**") that the Subscriber may receive pursuant to or in accordance with the use of the invest.musaffa.com website or Intermediary platform or otherwise as a result of its ownership of Securities in the Company, constitute proprietary and confidential information about the Company and Crowdfunding Issuer or any of their affiliates (the "**Affected Parties**").

(b)   Subscriber acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Subscriber further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. Subscriber shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to Subscriber's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case Subscriber shall promptly notify the Company of Subscriber's obligation to disclose any Confidential Information) or with respect to Confidential

Information that otherwise becomes publicly available other than through breach of this provision by Subscriber.

(c)   To the fullest extent permitted by law, Subscriber agrees not to request disclosure or inspection of any such information after Subscriber is notified (whether in response to Subscriber's request for information or otherwise) that the Company has determined not to disclose such information.

(d)   Subscriber agrees that the Company and the Crowdfunding Issuer would be subject to potentially irreparable injury as a result of any breach by Subscriber of the covenants and agreements set forth in this Section 13 and that monetary damages would not be sufficient to compensate or make whole the Company and the Crowdfunding Issuer for any such breach. Accordingly, Subscriber agrees that the Company and the Crowdfunding Issuer shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

14.   Miscellaneous.

(a)   Obligations Irrevocable. Following the Closing Date, the obligations of the undersigned shall be irrevocable.

(b)   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d)   Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(e)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(f)   Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(g)   Severability. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(h)   Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(i)   No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(j)   Headings. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(m)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(n)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(SIGNATURE PAGE FOLLOWS)

Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Membership Units of co-issuer, Musaffa CFV LLC, that equals to one-on-one Class B Common Stock of Crowdfunding Issuer (Musaffa, Inc.) by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Membership Units equal to one-on-one Class B Common Stock**

Aggregate Subscription Price: **$0.00 USD**

<u>**TYPE OF OWNERSHIP:**</u>

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

     (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer") (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Membership Units equal to one-on-one Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: _____   (Print Full Name of Entity or Individual)

By: _____

(Signature)

Name: _____

(If signing on behalf of entity)

Title: _____

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

<p style="text-align: center;">**RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)**</p>

<p style="text-align: center;">**Form for <u>Individual</u> Accredited Investors**</p>

<p style="text-align: center;">**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment**.</p>

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Membership Units equal to one-on-one Class B Common Stock	Issuer: Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer") (the "Issuer")
Purchased from: The Co-Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")** Address: 285 Fulton St, Suite 8500, New York, NY Contact: Investor Relations Email: nadiya.qureshi@musaffa.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at <u>www.securities-administrators.ca</u>.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:
                                                             (Signature)
                                                             Name:
                                                             (If signing on behalf of entity)
                                                             Title:
                                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in 's offering.

I certify that:

    1. I, , am the trustee of the ("Trust") (the "**Trustee**")

    2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Musaffa CFV, LLC (the "Co-Issuer") and Musaffa, Inc. (the "Crowdfunding Issuer")'s offering;

    3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

    4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Operating Agreement

of

Musaffa CFV LLC

a Wyoming limited liability company

November 13, 2023

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Operating Agreement of
Musaffa CFV LLC
Table of Contents

Operating Agreement
of
Musaffa CFV LLC
a Wyoming limited liability company

THIS OPERATING AGREEMENT (the "Agreement"), effective November 13, 2023 (the "Effective Date"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by Dilshod Jumaniyazov as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). The Company will, at all times, operate as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9). This Agreement is intended to sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1   Limited Liability Company

Musaffa CFV LLC was formed as a Wyoming limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29 (the "WLLCA"), and the rights and liabilities of the Members shall be as provided in the WLLCA except as may be modified in this Agreement.

Section 1.2   Name of the Company

The name of the Company is Musaffa CFV LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3   Purpose and Scope of the Company

The Company was formed to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Section 1.4   Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

> One World Trade Center, 285 Fulton St, Suite 8500
> New York, NY 10007

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is:

> Northwest Registered Agent LLC
> REGISTERED AGENT ADDRESS 1
> REGISTERED AGENT ADDRESS 2

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

    a.   <u>Additional Member(s)</u>. Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof.

b.　　Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

c.　　Agreement. Agreement means this Operating Agreement as originally executed and as amended from time to time.

d.　　Assignee. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

e.　　Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.3 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f.　　Capital Contribution. Capital Contribution means the total cash contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

g.　　Company. Company has the meaning ascribed in Section 1.1.

h.　　Company Assets. Company Assets means all assets owned by the Company.

i.　　Distributable Cash. Distributable Cash means all cash of the Company derived from operations, less the following items: (i) any required tax withholdings, and (ii) reserves for expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

j.　　Dispute. Dispute shall have the meaning as described in Section 10.1.

k.　　Effective Date. Effective Date shall mean November 13, 2023.

l.　　Formation Date. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

m.　　Good Cause. Good cause shall have the meaning as described in Section 6.5.

n.　　Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.　　The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

o.   Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance) or spousal equivalent means (a cohabitant occupying a relationship generally equivalent to that of a spouse), parents, parents-in-law, stepparent, grandparent, descendants (including descendants by adoption), stepchild, brothers, sisters, brothers-in-law, sisters-in-law, and children-in-law.

p.   Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

q.   Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

r.   IRS. IRS means the Internal Revenue Service.

s.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

t.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be Dilshod Jumaniyazov.

u.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

v.   Membership Interest(s). Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Membership Interest(s) shall be determined by dividing a Member's Units by all issued and outstanding Units.

w.   Notice. Notice shall have the meaning as described in Section 14.6(c).

x.   Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.8.

y.   Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

z.   Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

aa. <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

bb. <u>Required Interest</u>. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

cc. <u>Reviewed Year</u>. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

dd. <u>Securities Act</u>. Securities Act means the Securities Act of 1933, as amended from time to time.

ee. <u>Transfer</u>. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

ff. <u>Unit(s)</u>. Unit(s) means a unit of membership in the Company that is purchased by investors. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1   Source of Funding

The Company will be funded by the sale of Units. The Manager may issue Units as described in this Agreement.

Section 3.2   Issuance of Units & Use of Proceeds

The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of Membership Units, which shall be issued to Members purchasing such Units pursuant to a

Regulation Crowdfunding Offering in consideration for their Capital Contribution. Fractional Units will not be issued. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

All money received from Members shall be used to purchase non-voting Class B Common Stock of Musaffa, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the Class B Common Stock of Musaffa, Inc. it owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company. Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

Section 3.3   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses,, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.4   Borrowing of Money Prohibited

The Company shall not borrow money or guarantee the indebtedness of any other entity.

Section 3.5   Crowdfunding Issuer to Reimburse Expenses

The expenses associated with its formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer or one of its Affiliates.

Article 4. Distributions and Allocations

Section 4.1   Distributions

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held.

Section 4.2   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.3, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items to the Members pro-rata, in proportion to their Membership Interests.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of any non-uniform distributions of cash and any liquidating distributions.

Section 4.3   Special Allocations

a.   <u>Qualified Income Offset</u>. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   <u>Section 704(c) Allocations</u>. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.2.

d.   <u>Allocations in Event of Re-characterization</u>. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.4   Imputed Underpayments

a.   Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection Section 4.2 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the WLLCA.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the WLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Section 5.4   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.5   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.6   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

    a.   Issue Units in accordance with this Agreement;

    b.   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

    c.   Execute on behalf of the Company all instruments and documents necessary to the business of the Company;

    d.   Amend this Agreement pursuant to Section 14.3;

    e.   Open financial accounts in the name of the Company;

    f.   Disburse Distributable Cash, invest Capital Contributions in securities of the Crowdfunding Issuer, and pay fees and expenses as set forth in this Agreement;

    g.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

h.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

i.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the WLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company, so long as the cost of such employment is paid by (or reimbursed by, if paid by the Company) the Crowdfunding Issuer or its Affiliates. Alternatively, the Crowdfunding Issuer or its Affiliates may provide such services to the Company using its own in-house personnel.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

If a Manager is removed for Good Cause, its rights to any Units it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to Section 4 above. No Member, including the Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

Section 6.6   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7   Management Compensation

The Manager will not receive compensation for its services to the Company, unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) shall reimburse the Manager as may be appropriate in the event that the Manager pays an obligation that is properly the responsibility of the Company.

Article 7. The Members

Section 7.1   Member Identification

The Units will be uncertificated. All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof, or tracked by a Transfer Agent retained by the Crowdfunding Issuer. Unless ownership is tracked by a Transfer Agent, the Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right for a Member to Participate in Management, Withdrawal, or Cause Dissolution

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up.

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.4   Right of Members to be Consulted Regarding Voting and Tender or Exchange Offers

The Manager must consult with and follow the instructions of the Majority of Members prior to (1) voting the Crowdfunding Issuer securities held by the Company and (2) participating in tender or exchange offers or similar transactions conducted by the Crowdfunding Issuer.

With regards to any of these actions, the Manager shall seek instructions from each Member and vote the Crowdfunding Issuer securities held by the Company in the same proportion as the Instructions proceed. For example, if the Company holds 100 shares of the Crowdfunding Issuer, and holders of 70% of the Company's Units instruct the Manager to vote yes, 24% of the Company's Units instruct the Manager to vote no on a particular action, and 6% do not provide instructions, the Manager shall cause the Company to have 70 of its shares vote "yes," 24 of its share vote "no," and the remaining 6 shares not vote.

Section 7.5   Right of Members to Direct Company to Assert Shareholder Rights

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

Section 7.6   Breach of this Agreement

A Member will breach this Agreement if the Member:

      a.   Attempts to withdraw from the Company, other than as permitted herein;

      b.   Interferes in the management of the Company's affairs;

      c.   Engages in conduct which results in the Company losing its tax status as a partnership; or

      d.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.7   Voting

The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Members, but not Assignees, shall have the right to vote on the following matters:

a. The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.6;

b. Amendment of the Agreement, other than as described in Section 14.3;

c. Any action by the Company which would result in the sale of Class B Common Stock of Musaffa, Inc., or the exchange of such any such stock for any other Securities (unless such exchange is in accordance with a plan by Mustaffa, Inc. to exchange all of its Class B Common Stock for a different security, in which case any vote by the Company concerning such plan will be governed by Section 7.4);

d. Such other matters as are required by this Agreement or the WLLCA.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information from Company and Crowdfunding Issuer

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a shareholder of record of the Crowdfunding Issuer.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company or the Crowdfunding Issuer in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

      a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

      b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

      c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall be the same as the Fiscal Year of the Crowdfunding Issuer.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and, within seventy-five (75) days after the end of each calendar year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6   Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

      a.   <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Wyoming, familiar with the Securities Act, the WLLCA, and Regulation Crowdfunding offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

      a.   <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b.　　　Consolidation. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c.　　　Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d.　　　Attorney Fees and Costs. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e.　　　Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f.　　　AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5　　Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a.　　　Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6　　Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a.   <u>Selection of Arbitrator</u>. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b.   <u>Qualifications of Arbitrator</u>. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c.   <u>Limited Discovery</u>. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit B will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder; and (f) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

Unless the Crowdfunding Issuer or an Affiliates agrees in writing to pay these expenses; the transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

      a.   To the Company or the Crowdfunding Issuer;

      b.   To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

      c.   To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

      d.   In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a.   The written consent of the Manager, in the sole discretion, to dissolve the Company and distribute all its assets to the Members;

b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

c.   The withdrawal of all the Members, unless the Company is continued in accordance with the WLLCA;

d.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Distribution or Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, may either (1) engage in the in-kind distribution of all Class B Common Stock of

Musaffa, Inc. and other assets held by the Company to its Members, provided that the Crowdfunding Issuer or an Affiliate agree to pay all expenses and liabilities which may be associated with dissolution of the Company, or (2) liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement.

Subject to the approval of the Manager, a Member or group of Members may designate a different entity to receive any in-kind distribution, or designate an alternative distribution procedure (provided such alternative distribution procedure does not prejudice any of the other Members who do not consent to such procedure in writing).

a.   Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.1.

d.   Non-Cash Assets. Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind.

e.   If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator. Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company. Any such Indemnification payments will be reimbursed to the Company by the Crowdfunding Issuer or its Affiliates.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2   Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

     a.   cause this Agreement or the Articles of Organization to comply with the requirements for Crowdfunding Vehicles as set forth in the Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), as it may be amended from time to time;

     b.   change the name of the Company or the location of its principal office;

     c.   add to the duties or obligations of the Manager;

     d.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

     e.   reduce or eliminate the tax burdens imposed on the Members (including, but not limited to, revising the terms or manner of distributions and liquidations);

     f.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

     g.   reflect information regarding the admission of any Additional Member or substitute Member.

Any amendments not similar to the foregoing or as otherwise permitted by the power of attorney as set forth in Exhibit A shall require the written consent or vote of the Members as set forth in Section 7.7.

Section 14.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   <u>Construction</u>. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   <u>Headings of Articles, Sections, and Subsections</u>. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   <u>Notices</u>. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

> Musaffa CFV LLC
> attn: Dilshod Jumaniyaz
> One World Trade Center, 285 Fulton St, Suite 8500
> New York, NY 10007

d.   <u>Applicable State Law</u>. This Agreement shall be governed, construed, and enforced in accordance with the laws of Wyoming, without regard to its conflict of laws rules.

e.   <u>Execution; Duplicate Originals</u>. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   <u>Severability</u>. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   <u>Acceptance</u>. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective November 13, 2023.

  MANAGER:

_____

Dilshod Jumaniyazov, its Manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Operating Agreement of
Musaffa CFV LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Operating Agreement of Musaffa CFV LLC, a Wyoming limited liability company (the "Company"), dated November 13, 2023 (the "Agreement"), as may be amended from time to time, between and among Dilshod Jumaniyazov, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorneys and agents, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

      a.   any Amendments to the Articles of Organization or Agreement which are duly approved by the Members, or which do not require approval by the Members pursuant to Section 14.3;

      b.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

      c.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

      d.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to effect the winding-up and termination of the Company or the Crowdfunding Issuer.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE OPERATING AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

_____   _____
Full Name of Person or Entity   Name of Joint Signatory (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if member not a natural person)   Title (if necessary)

EXHIBIT B

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Membership Interests.

Members

Name	Units	Percentage
TBD	TBD	TBD

EXHIBIT C
Video Transcript

See attached.

Musaffa Pitch Video
Video script:

Dilshod Jumaniyazov

Assalam Alaykum!

My name is Dilshod.

I am the co-founder and CEO of Musaffa.

Average Muslim investors are locked out of financial markets because the trading volume of over 97% of global asset classes such as derivatives, fixed income, and equities are Shariah non-compliant.

This is a massive problem for over 1.8 billion Muslims globally.

Muslims tend to keep cash, or buy gold, or invest in illiquid assets such as real estate, thus making them more vulnerable to inflation and liquidity risks.

We built Musaffa just for that.

Musaffa is an all-in-one global halal trading app and solution where Muslims can actually learn how to invest and trade in Shariah-compliant stocks and ETFs.

Akram Jagirdar

Our team has grown from 3 to 55+ finance and tech enthusiasts in the past three years.

We have built smart systems that will notify you about all the Shariah-compliant steps throughout your investment journey.

In just a few clicks, you will be able to screen for Halal stocks and ETFs, see our recommendations, link your existing portfolios, and purify your investments through the mobile app.

In just two years of launching our mobile applications, we have become the most downloaded app in our category, with over 800,000 downloads and close to 400,000 active users.

With our B2B network, we are servicing a large audience of Muslim investors in more than 180 countries.

With a roadmap of launching our halal trading solutions in the US, UK, Canada, Malaysia, Indonesia, India, as well as the Middle East, we are looking to cater to millions of Muslims by the end of this year, inshaAllah.

Rashid Turayev

We are a fintech company that is combining cutting-edge technology with Islamic finance. From the get-go, we designed a system that is based on scale, security, and compliance to deliver our services to the massive Muslim population globally.

Our proprietary Shairah-compliant stock screening solution is based on microservice architecture and uses machine learning algorithms.

With this scalable solution and with a global partner network, we can deliver halal investment solutions in any region around the world.

Rinat Ziyodillaev

At Musaffa, our commitment extends beyond just services.

We adhere to both international and local ethical and legal standards.

It is not about just following the rules. It is about leading with integrity in everything we do.

We are taking all steps towards strict adherence to all legal frameworks.

At Musaffa, we're not just building a business. Every decision, every action we take is grounded in upholding the highest standards of legal and ethical conduct.

Aulia Arifatu

At Musaffa, we are committed to promoting financial inclusion and empowering Muslim investors to participate in the capital markets.

Our mission is to provide access and education to everyone who wants to invest ethically and in accordance with Shariah principles.

Bunyod Rayimov

At Musaffa, we have a solid commitment to Islamic principles.

To help Muslim investors worldwide make Shariah-compliant investments, we have developed a one-of-a-kind proprietary Shariah analysis software.

We collect and analyze data from annual and quarterly reports, company presentations, and more to provide our customers with the most accurate and up-to-date information on their stocks.

So far, we have analyzed stocks from the US, UK, Canada, Malaysia, Indonesia, India, and more.

Akram Jagirdar

By using the Musaffa app, Muslim investors can now learn about investments, screen over 120,000 stocks and ETFs, do fundamental stock research, and very soon will be able to trade through the Musaffa app.

Dilshod Jumaniyazov

With a serviceable obtainable market of 400 million Muslims, Musaffa's global halal trading app is set to capture the industry, InshaAllah.

We are building a bridge between traditional markets and Islamic finance.

With our proprietary technology, we are redefining the personal investment experience so Muslims can trade and invest and feel at peace along the way. Thank you.

Musaffa Crowdfunding Website

+1 (212) 220-6682

investors@musaffa.com

Musaffa

HIGHLIGHTS   REASONS TO INVEST   PROBLEMS   SOLUTION   OUR TEAM   FAQ   DISCUSSION   **Invest Now**

Invest in Musaffa:
US-based Islamic Fintech Company

$175,000 of $4.75M

Offering Circular   Form C   Investor Education

INVEST NOW

$1.00 USD Price Per Share | $500 USD Min. Investment

390,000+
Active registered users from 180+ countries

$2,600,000+
Raised from investors to date

2X (reaching $306B)
Projected market growth for Islamic Fintech by 2027*

Top Reasons to Invest in Musaffa

01 #1 Halal Stock and ETF Screener & Investment Research app in the world
One of the most downloaded (840K+) and reviewed apps in Islamic Finance*

380K + Active Users | 180+ Countries | 4.7 App Rating

02 The Market is Huge!
The Serviceable Obtainable Market is approximately 400 Million Muslims* Capturing just 0.5% of this market could mean potentially 2 Million paying customers, InshaAllah!

03 Google Cloud Accelerates Musaffa's Global Scalability
Google Cloud has chosen Musaffa to join its Google for Startups Program and has awarded $200K in credits to accelerate Musaffa's growth!

04 Raised Investments from 100+ Investors Globally
Musaffa has raised over $2.6 million in funding from accredited and unaccredited investors across 24 countries.

05 We invested ourselves with solid commitment
The founders invested over $250,000 to start Musaffa, and senior team members also hold ownership stakes. This aligns the interests of investors and management.

Projected Exponential Growth

For over two years, we developed Shariah-compliant proprietary financial software before starting to monetize our products. In the last three months, we've gained over two thousand paying customers, with Musaffa's forecasted compounded monthly growth rate (CMGR) for 2024 at 68%*



REVENUE PROJECTION (2024)

68% CMGR

Stellar executive management and a passionate team

The leadership team consists of individuals with extensive experience in working for and leading financial technology firms across the United States, UAE, and Canada.



Dilshod Jumaniyazov, CFA
Co-Founder & CEO



Akram Jagirdar
Co-Founder & COO



Rashid Turaev
Co-Founder & CTO



Rinat
Chief Legal Officer (CLO)



55+ Tech & Finance professionals with combined
work-experience of at least 150+ years



Dilshod Jumaniyazov and Warren Buffett, Omaha, Nebraska 2011

As the co-founder and president of the University of Tennessee Investment Group, Dilshod had the honour of meeting Warren Buffett. After a meaningful discussion, Buffett's insights further inspired Dilshod to advance his vision of creating a global investment platform tailored for Muslims.

What is Musaffa Solving?

Problems

- **Shortage** of education on Islamic finance and halal investment options **despite** huge global interest
- Muslims are **not allowed** to invest in non-Shariah-compliant financial instruments, such as derivatives (such as options, forwards, futures, and swaps), bonds, and a **majority** of stocks and ETFs
- **No easy way exists** for Muslims to screen, research, and invest in Shariah-compliant stocks & ETFs globally

Our Solution


Musaffa
Discovering Halal Stocks Has Never Been easier!
www.musaffa.com
Apple Inc
Tesla Inc
NVIDIA Corp
Advanced Mic...
Nikola Corp
Visa Inc
Musaffa Academy
Learn More
Investing

- 01. LEARN: Increasing Islamic Finance knowledge
- 02. SCREEN: Finding Halal Stocks & ETFs globally
- 03. RESEARCH: Performing Fundamental Research
- 04. INVEST: Investing in Halal Stocks & ETFs
- 05. PURIFY: Investing Cleanly - Exiting Cleanly

Product

LEARN: Increasing Islamic Finance knowledge



Musaffa Academy

Learn financial concepts and terms on this financial education platform, from basic Islamic and traditional finance to advanced investment strategies, and make informed and educated financial decisions.

Musaffa Community

Discuss finance, halal investing, and personal financial management online. Seek advice, share knowledge, and stay informed about market trends.

SCREEN: Finding Halal Stocks & ETFs globally

Halal Stocks and ETFs Screener

Screen over 120,000 stocks and 9,000 ETFs globally to find Shariah-compliant stocks and ETFs. Currently, our users can enjoy screening over 80,000 stocks and 3,000 ETFs globally.

Halal Stocks Collections

Quickly screen and find the trending halal stocks, including stock bucket collections such as Halal top gainers, top losers, 52-week low, 52-week high, most active, and most popular stocks.



RESEARCH: Performing Fundamental Research



Investment Research

Conduct fundamental research to understand the risks and returns associated with potential investments comprehensively. Analyze company and market data to enable well-informed decisions, leading to the identification of profitable stocks.

Investment Checklist

Make well-informed decisions by assessing risk, financial health, business aspects, management, dividends, valuation, market conditions, liquidity, and portfolio alignment, with a focus on achieving long-term goals.

INVEST: Investing in Halal Stocks & ETFs

Seamless Portfolio Monitoring

Link portfolios from current brokerages to the Musaffa platform/apps and monitor the Shariah compliance of investments in real time.

Halal Trading Platform

Invest only in halal stocks and ETFs locally and internationally by opening a brokerage account directly on the Musaffa platform.



Musaffa
My Portfolio
$2050.25
Last synced today, 2:00 PM
Invested Amount
$1500
Total Returns
$550.25 (+30.04%)
Holdings
View All

Customized Portfolios

Build customized portfolios to align with personal goals, manage risk effectively, maximize returns, adapt to market conditions, and address religious considerations.

Smart Notifications

Receive real-time alerts on Shariah compliance of investments, market events, price movements, portfolio adjustments, news, analysis, dividends, corporate actions, and regulatory changes. This facilitates managing risks and making informed investment decisions in a timely manner.

PURIFY: Investing Cleanly - Exiting Cleanly



Detected Purifications
Pending Purification($3.07)
9:41
Musaffa
Purification Tracker
$3.4
Mark as purified
Total Sold
$1502.05
Home
Screener
Recent
Watchlist

Purification

Purify your investments by donating the non-halal portion of profits from profitable investments, ensuring continuous Shariah compliance of your investments.

Zakat Platform

Accurately calculate and pay Zakat to support charitable causes, achieve spiritual purification, support the community, foster solidarity among Muslims, and, most importantly, fulfill a religious duty.

Our Shariah Advisors



Shaikh Dr. Aznan Hasan,

MALAYSIA

Shariah Board member of Accounting and Auditing Organization for Islamic Financial Institutions ("AAOIFI").



Mufti Faraz Adam

UNITED KINGDOM

Well-known UK-based Islamic Finance consultant and head of the global Shariah advisory firm Amanah Advisors.

Our Shariah board members continuously monitor our operations, systems, and technologies to ascertain that we are completely adhering to Shariah standards.





VIEW CERTIFICATE

Offices Globally



New York, USA

One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States



Dubai, UAE

Office 1802, Lake Central Tower, Business Bay, Dubai, UAE



Tashkent, Uzbekistan

1A, Mahtumquli street, 13th Floor, Yashnobod District, Tashkent city, Uzbekistan



Musaffa's Growth

Company History
From 2020 to 2024



2020
Musaffa's story begins in NYC with 3 passionate founders

2021
- Launched Web Platform with 12 Countries Covered
- New Office in Tashkent

2022
Launched Mobile Apps with 50,000+ Stocks Covered

2022
- 72K+ Users Globally
- 6 B2B Partnerships

2023
- New Office in New York
- Launched world's first Shariah-compliant ETF Screener

2023
- 314K+ Users Globally
- The team expanded to 50+ members

2024
- New Offices in Dubai & Tashkent
- Portfolio Integration & Purification with 15 Brokerages

Why should you invest?
Download our pitch deck.

Enter your email to receive our investor pitch deck and stay informed about future updates.

Email*	Get the Pitch Deck

Frequently Asked Questions

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net-worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Musaffa, Inc ("Musaffa") are not publicly-traded. As a result, the Shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios:
Musaffa gets acquired by another company.
Musaffa goes public (makes an initial public offering).
In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ⌄

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if Musaffa does not reach their funding target?   ⌄

If Musaffa does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about Musaffa's offering?   ⌄

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ⌄

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: investor@musaffa.com

How do I keep up with how Musaffa is doing?   ⌄

At a minimum, Musaffa will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If Musaffa meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about Musaffa.

What relationship does Musaffa have with DealMaker Securities?   ⌄

Once an offering ends, Musaffa may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to Musaffa. There is no guarantee any services will continue after the offering ends.

JOIN THE DISCUSSION

What do you think?

0 Responses

     

| 0 | 0 | 0 | 0 | 0 | 0 |
| Upvote | Funny | Love | Surprised | Angry | Sad |

Comments and reactions for this thread are now closed.   ✕

0 Comments   🔘 Musaffa Developers ▾

♡   • Share   Best   Newest   Oldest

This discussion has been closed.

✉ Subscribe   🔒 Privacy   ❗ Do Not Sell My Data   **DISQUS**

Musaffa is ready to allow

2 billion Muslims on the planet to access the financial markets!

Are you ready to invest & join us in the mission?

INVEST NOW



Trending Halal Stocks
Stock Screener
ETF Screener
Portfolio
Halal Stock Collections

Offices:

One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States
+1 (212) 220-6682

1A, Mahtumquli street, 13th Floor
Yashnobod District, Tashkent city, 100047

Office 1802, Lake Central Tower, Business Bay, Dubai, UAE +971 045758325

NAVIGATE

→ Highlights
→ Reasons to Invest
→ Problems
→ Solution
→ Our Team
→ FAQ
→ Discussion

Contact

https://wa.me/+13479210807

investor@Musaffa.com

+1 (212) 220-6682

Musaffa







Download on the Apple Store

Get in on Google Play

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, AL, 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Musaffa Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Sources: 2X Projected Market Growth, 400M Obtainable Market Size, 2 Billion Muslims, 820K+ Downloads & 4.7 App Rating

Minimum Investment Amount: The minimum investment of $500 is subject to an additional 3% investor fee, totalling $515 USD.

Projected Revenue Growth: The revenue projection assumes a monthly recurring revenue (MRR) of $5 per customer from March 2024 to May 2024 and $6 per user from June 2024 to December 2024, with a 45% monthly growth rate in new paid users and a 20% month-to-month cancellation rate. These assumptions are based on historical data, market analysis, and management's expectations for the business. The projection starts from a base of new monthly recurring revenue (MRR) of $2,178 generated from 477 new paid users in January 2024. Projected revenue may vary due to factors such as changes in user behavior, competitive dynamics, economic conditions, and unforeseen circumstances. Therefore, investors should exercise caution and consider these factors when evaluating the projections.